Exhibit 99.1

Time Sensitive Materials

Depositary’s Notice of

2021 Annual Shareholders’ Meeting of

ChipMOS TECHNOLOGIES INC.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	16965P202.

ADS Record Date:	April 1, 2021.

Meeting Specifics:	2021 Annual Shareholders’ Meeting—May 31, 2021 at 9:00

A.M. (local time) at the Hsinchu Science Park Life Hub,

Einstein Hall, 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science

Park, Hsinchu, Taiwan (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Meeting Handbook enclosed

herewith.

ADS Voting Instructions	On or before 10:00 A.M. (New York City time) on

Deadline:	May 25, 2021.

Deposited Securities:	Common shares, par value NT$10 per share (“Share”), of

ChipMOS TECHNOLOGIES INC., a company incorporated

under the laws of the Republic of China (the “Company”).

ADS Ratio:	20 Shares to 1 American Depositary Share (“ADS”).

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	First Commercial Bank.

Deposit Agreement:	Deposit Agreement, dated October 31, 2016 by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on

May 25, 2021.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Annual Shareholders’ Meeting will be held at the date, time and location identified above. A copy of the Company’s Meeting Handbook which includes the agenda for such Meeting is enclosed. Additionally, the Company’s annual and financial reports are available on the Company’s corporate website at https://www.chipmos.com. As set forth in the Section 4.10(a) of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Republic of China, the provisions of the Deposit Agreement, the Articles of Incorporation of the Company and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

In accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Deposited Securities, to vote, or cause the Custodian to vote (in person or by proxy), the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, the Depositary agrees not to, and shall take reasonable steps to ensure that the Custodian and each of its nominees, if any, do not, vote the Deposited Securities represented by ADSs other than in accordance with the instructions of Holders as of the ADS Record Date or as provided below. The Depositary shall not exercise any voting discretion over the Deposited Securities.

Please also note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, if the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Please further note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fails to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained herein, the Depositary shall represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the relevant meeting. For the avoidance of doubt, if the Depositary has given a discretionary proxy to a person designated by the Company to vote the Deposited Securities, that person shall be free to exercise the votes attaching to those Deposited Securities in any manner he or she wishes, which may not be in the best interests of the Holders.

Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law or the Articles of Incorporation of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.

Please also note that the Company has informed the Depositary that pursuant to Article 165 of the Company Act, the registration of shareholders of the Company will cease from April 2, 2021 to May 31, 2021.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligation of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.—ADR Shareholder Services at (877-248-4237).

Citibank, N.A., as Depositary

QUESTIONS AND ANSWERS

2021 ANNUAL SHAREHOLDERS’ MEETING

Q: What is cumulative voting?

Cumulative voting is a method of voting for Directors of ChipMOS TECHNOLOGIES INC. (the “Company”) by a Holder(s) of ADSs as of the ADS Record Date. This voting method entitles you to as many votes as equal the number of ADSs held by you as of the ADS Record Date, multiplied by the number of Directors to be elected.

Q: How do I cumulate my votes in the election of Directors?

In connection with the cumulative voting feature for the election of Directors, you are entitled to as many votes as equal to the number of ADSs held by you as of the ADS Record Date multiplied by the number of Directors, including Independent Directors and Non-Independent Directors, to be elected. You may cast all of your votes for any single Director Nominee (whether an Independent or a Non-Independent Director Nominee). The votes can also be distributed to several Director Nominees whether Independent Directors Nominees and Non-Independent Directors Nominees.

For example, when nine (9) Directors, including five (5) Independent Directors and four (4) Non-Independent Directors, are to be elected, a Holder of 100 ADSs may cast all 900 votes for any one single Director Nominee (whether an Independent or a Non-Independent Director Nominee). The 900 votes can also be distributed to several Director Nominees in any manner by so noting in the space provided on the voting instructions card. Please note that Beneficial Owners should contact their broker, bank or nominee to cumulate votes for Director Nominees.

To exercise your votes cumulatively as an ADS Holder, you may either:

•	Exercise your votes “For All” or “Withhold All” with noted exceptions by completing Box A on the ADS voting card

OR

•

Allocate your votes to individual Director Nominees by completing Box B in the ADS voting card. Please note that the maximum number of votes you may allocate is calculated by multiplying (x) the number of ADSs you hold as of the ADS Record Date with (y) the number of Director Nominees (in this case nine (9) Director Nominees).